Exhibit 99.1

Aurinia Recognizes World Lupus Day and Lupus Awareness Month with Activities Focused on Raising Awareness for Lupus Nephritis

VICTORIA, British Columbia--(BUSINESS WIRE)--May 10, 2019--In recognition of Lupus Awareness Month and World Lupus Day, Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH/TSX:AUP) (the “Company”) a late clinical-stage biopharmaceutical company with ongoing research in lupus nephritis (“LN”), today recognized World Lupus Day and Lupus Awareness Month with the launch of awareness and educational initiatives to support people with LN and Systemic Lupus Erythematosus (“SLE”):

  Today in collaboration with Aurinia, MyLupusTeam, a social network and support community for those living with lupus, launched the Lupus Nephritis Resource Center. The resource center aims to improve LN education and awareness by providing helpful resources and information about the signs and symptoms of LN and the importance of early diagnosis. To learn more and access these useful resources, visit the Lupus Nephritis Resource Center.
  ALL IN™, Aurinia’s educational program and support community for people living with LN, has initiated a new campaign called “Send a Message to Your Kidneys.” Aurinia invites members of the LN community throughout the month of May to submit positive and encouraging messages to their kidneys as a source of strength and inspiration for those living with LN. Visit www.ALLINforLN.com/kidneymessage to submit a message or to view the inspiring messages from others in the community.
  Aurinia has collaborated with national and regional advocacy groups to create a Lupus Awareness Month calendar on its corporate website that provides access to helpful tips, resources, and activities for people with LN and lupus. Access the calendar here: www.auriniapharma.com/calendar.
  Are you interested in getting involved? Visit, share, or like the useful resources regarding LN and SLE that Aurinia posts from our handle @AuriniaPharma on Twitter and Facebook.

“Up to 50% of people living with lupus may develop lupus nephritis during their journey, so it’s important that we empower them to better discuss risk factors, symptoms and testing with their doctors,” said Eric Peacock, Co-Founder and CEO of MyHealthTeams. “Members of MyLupusTeam, who are experiencing symptoms of LN, want information that will help them better understand the condition, and they value the connection with others facing similar challenges.”

“SLE is a chronic disease with a variable course. It is characterized by immune cells causing inflammation in otherwise healthy organs,” said General Manager Americas and Global Commercial Assessment, Brad Dickerson. “One of the most serious complications of SLE is lupus nephritis, inflammation of the kidneys, which can lead to permanent kidney damage and potentially end-stage renal disease (ESRD)”, stated Dickerson. “As a company with a deep history in researching LN, Aurinia is committed to continuing to raise awareness and education around this condition.”

To learn more about LN, visit ALL IN at www.allinforlupusnephritis.com.

About Aurinia Pharmaceuticals

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The company is currently developing an investigational drug for the treatment of lupus nephritis and focal segmental glomerulosclerosis. Additionally, the Company is advancing voclosporin ophthalmic solution (VOS) for the treatment of dry eye syndrome (DES). The company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

About Lupus Nephritis (“LN”)

LN is an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs and tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (“ESRD”), thus making LN a serious and potentially life-threatening condition.

About MyLupusTeam

MyLupusTeam is social network and support community for people living with lupus. It is one of MyHealthTeam’s 32 and growing communities with more than 140,000 members. MyHealthTeams creates social networks for communities of people facing chronic conditions. MyHealthTeams believes that if you are diagnosed with a chronic condition, it should be easy to find and connect with others going through the same thing.

Forward-Looking Statements

Certain of the statements made in this presentation may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable U.S. securities law.

When used in these materials, the words “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements or information.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: the market for the LN business may not be as estimated; and competitors may arise with similar products.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this presentation is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbour.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Inquiries:
Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com
or
Media Inquiries:
Christopher Hippolyte
212-364-0458
Christopher.Hippolyte@syneoshealth.com